Exhibit 99.1

31 October 2013

Sesa Sterlite Limited

Unaudited Consolidated Results for the Second Quarter and

Half Year Ended 30 September 2013

Mumbai, India: Sesa Sterlite Limited (“Sesa Sterlite” or “the Company”) today announced its unaudited consolidated results for the second quarter (Q2) ended 30 September 2013.

Highlights of the quarter

•	Merger of Sterlite Industries (India) Limited and Sesa Goa Limited, and consolidation of Vedanta Group completed; merged company named “Sesa Sterlite Limited”

Operational Performance

•	Record oil & gas production

•	Increased production of refined zinc, lead and silver at Zinc India

•	Strong volume and cost performance at aluminium operations

Financial Performance*:

•	Revenue of Rs. 25,166 crore; Proforma Revenue of Rs. 18,026 crore

•	EBITDA of Rs.7,224 crore; Proforma EBITDA of Rs. 6,955 crore

•	Attributable PAT of Rs.2,394 crore; Proforma Attributable PAT of Rs.1,402 crore

•	Interim dividend of Rs. 1.50 per share

*	Proforma numbers represents consolidation of financials of all the businesses for the full period irrespective of the effective dates of merger / stake transfer and also one time impact of the adjustment & accelerated amortisation at Lisheen mine. Please refer to explanation in consolidated financial performance section.

Mr. Anil Agarwal, Chairman: “The merger of Sterlite Industries and Sesa Goa has created one of the world’s largest global diversified natural resources companies. Sesa Sterlite is the Indian flagship of our group and with its world class assets, efficient operations and our strong track record, we are well placed to deliver superior returns for shareholders.

Despite volatile commodity prices and temporarily suspended iron ore operations at Goa and Karnataka, the company has delivered a strong operational and financial performance during the quarter, with production growth at our Oil & Gas, Zinc and Aluminium businesses. We expect to recommence mining in Karnataka soon and are hopeful that the Goa mining suspension will be resolved by the Supreme Court soon, which will be helpful for the government exchequer and the local economy.”

Results for the Second Quarter Ended 30 September 2013

Sesa Sterlite Limited – Global Diversified Natural Resource Major

The merger of Sterlite Industries (India) Ltd. and Sesa Goa Ltd., and the consolidation of the Vedanta Group has created India’s largest and one of the world’s top seven diversified natural resource majors by market capitalisation and EBITDA. Sesa Sterlite has a portfolio of large, world-class, low cost, scalable assets in close proximity to high growth markets. The company operates in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium and Commercial Power, and has a presence across four continents. A diversified portfolio is expected to reduce volatility of earnings through commodity cycles, lowering the cost of capital and enhancing value. The consolidation will generate significant financial and operational synergies such as improved fungibility of cash that will facilitate debt servicing, efficient cash management, and tax efficiencies.

Merger Accounting

The scheme of amalgamation and arrangement amongst Sterlite Industries (India) Limited (Sterlite Industries), Sterlite Energy Limited (SEL), Vedanta Aluminium Limited (VAL), Ekaterina Limited (Ekaterina), Madras Aluminium Company Limited (MALCO) and the Company have been approved by the respective jurisdictional courts and made effective during the quarter as per the following table:

Particulars	Appointed date	Effective date
SEL	January 1, 2011	August 19, 2013
Sterlite	April 1, 2011	August 17, 2013
Ekaterina	April 1, 2012	August 17, 2013
Malco (residual)	August 17, 2013	August 17, 2013
VAL (Aluminium business demerger)	April 1, 2011	August 19, 2013
Slump sale of VAL power division	—	August 19, 2013
Acquisition of 38.68% in Cairn India	—	August 26, 2013

The amalgamation has been accounted under the pooling of interest method as per Indian Accounting Standard-14. All assets and liabilities of various amalgamated companies have been recorded at the existing carrying value. The net profit of the amalgamating companies from the appointed date till March 31, 2013, after alignment of accounting policies, has been transferred to the surplus in Statement of Profit and Loss in the books of the Company upon amalgamation. Since the effective date of the merger is in August 2013, merger related profit and loss and tax impact for current year from April 2013 has been taken into account in the current quarter.

By way of a slump sale agreement dated August 19, 2013 between VAL and the Company, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh, has been purchased on a going concern basis at its carrying value at a consideration of Rs 2,893 Crore.

Pursuant to the share purchase agreement, dated 25th February, 2012 between Bloom Fountain Limited (BFL), a wholly owned subsidiary of the Company and Vedanta Resources Holdings Limited (VRHL) a wholly owned subsidiary of Vedanta Resources Plc, BFL acquired a 38.68% stake in Cairn India Limited and associated debt of $ 5,998 million by way of acquisition of Twinstar Energy Holding Limited (TEHL), for a nominal cash consideration of USD 1. Consequently, with effect from August 26, 2013, TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) have become subsidiaries of the Company. As a result of acquisition of Cairn India, a goodwill amount of Rs 35,244 crores has been recognised in the consolidated financial statements and as a conservative policy, this goodwill will be amortised based on the unit of production method.

Results for the Second Quarter Ended 30 September 2013

Consolidated Financial Performance

Since the merger has been effected in August 2013, the impact of merger related profit and loss and the impact for the current financial year has been given in Q2, hence, current quarter numbers are not reflective of Company’s performance in Q2 and is not comparable with corresponding Q2 of FY 2013. H1 actual financial numbers include results of all consolidating entities of Sesa Sterlite Limited for the six months, except Cairn India, which is consolidated from 26 August 2013. Hence company has drawn a proforma account for the quarter and H1 to indicate the performance during the period, had the merger been effected from beginning of the period. The proforma number excludes impact of tax write back and accelerated amortisation for Lisheen mine.

The unaudited and unreviewed proforma financial numbers for Q1, Q2 and H1 FY 2014 have been prepared as if the restructuring and full consolidation had taken place as of 1 April 2013, to illustrate the effects of the restructuring on the profit from continuing operations. The proforma numbers for FY 2013 have been prepared on the same lines, as if the restructuring and full consolidation had taken place as of 1 April 2012.

The proforma financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not reflect the Group’s actual financial position or results.

Results for the Second Quarter Ended 30 September 2013

FY2013 (Adjusted Proforma)	Particulars (In Rs. Crore, except as stated)	Q2		Q1	H1
		FY2014 (Adjusted Proforma)	FY2014 (Actual)	FY2014 (Adjusted Proforma)	FY2014 (Adjusted Proforma)	FY2014 (Actual)
71,780	Net Sales/Income from operations	18,026	25,166	14,361	32,387	25,529
25,232	EBITDA	6,955	7,224	5,479	12,434	7,178
48%	EBITDA margin excl. custom smelting [1] (%)	49%	38%	45%	47%	37%
4,664	Finance cost	1,473	1,880	1,571	3,044	2,028
2,953	Other Income	459	914	600	1,059	920
(154)	Forex loss/ (gain)	(235)	688	(218)	(453)	787
23,355	Profit before Depreciation and Taxes	6,030	5,495	4,577	10,606	5,210
4,948	Depreciation	1,398	1,780	1,303	2,700	1,819
2,620	Amortisation of goodwill	654	1,066	584	1,238	1,066
15,788	Profit before Exceptional items	3,979	2,649	2,690	6,668	2,325
139	Exceptional Items	62	62	—	62	62
1,024	Taxes	501	-924	310	811	-1,036
14,625	Profit After Taxes	3,416	3,511	2,379	5,795	3,300
7,373	Minority Interest	2,014	1,573	1,779	3,793	1,573
—	Share in Profit/(Loss) of Associate	—	456	—	—	1,082
7,252	Attributable PAT after exceptional item	1,402	2,394	600	2,003	2,809
24.46	Basic Earnings per Share (Rs./share)	4.73	8.19	2.03	6.75	9.67
7,649	Underlying attributable PAT	1,405	1,880	673	2,078	2,369
25.80	Underlying Earnings per Share [2] (Rs./share)	4.74	6.43	2.27	7.01	8.15
54.45	Exchange rate (Rs./$) – Average	62.13	62.13	55.95	59.11	59.11
54.39	Exchange rate (Rs./$) – Closing	62.78	62.78	59.70	62.78	62.78

1.	Excludes custom smelting from Zinc and Copper India operations
2.	Based on profit for the period after adding back exceptional items and other gains and losses, and their resultant tax and minority interest effects

Proforma Revenue for the quarter was Rs. 18,026 crore as compared with Rs. 14,361 crore in Q1. Revenue increased primarily on account of resumption of operations at Tuticorin copper smelter, INR depreciation and higher volumes at most of the businesses.

Proforma EBITDA for the quarter was Rs. 6,955 crore as compared with Rs. 5,479 crore in Q1. This increase was primarily on account of higher volumes and INR depreciation. EBITDA increased at Cairn India by Rs. 570 crore, Zinc India by Rs. 399 crore, Copper India by Rs. 336 crore and other business by Rs. 171 crore.

Proforma EBITDA margin (excluding custom smelting) remained strong in Q2 and Q1 at 49%and 45%, respectively.

Proforma Finance cost is higher in H1 as compared with corresponding prior period due to cessation of interest capitalization pertaining to the Jharsuguda-II smelter, and impact of INR depreciation on interest charged on foreign currency borrowings.

Due to the INR depreciation, company has a foreign exchange gain at proforma level of Rs. 235 crore during the quarter. Currency gain on US dollar deposits at Cairn India more than offset the MTM losses on account of INR depreciation on foreign currency loans.

Results for the Second Quarter Ended 30 September 2013

Proforma other income was lower during the quarter as compared with Q1 FY2014 and last year on account of mark to market losses on investments in mutual funds due to high interest rate volatility during the quarter and non-consideration of accrued interest on fixed maturity plan investments amount of Rs. 230 crore, due to limited adoption of Accounting Standard-30. This amount will accrue during the remaining maturity period.

Company incurred proforma amortisation cost of Rs. 654 crore during the quarter on account of amortisation of goodwill on the basis of production, as conservative accounting policy.

Proforma attributable PAT during the quarter was higher at Rs. 1,402 crore as compared with Rs. 600 crore in Q1, primarily due to higher EBITDA.

Dividend

The Board has recommended an interim dividend of Rs. 1.50 per share. The interim dividend outgo will be Rs. 446 crore. The record date for dividend payment is 7 November, 2013.

Results for the Second Quarter Ended 30 September 2013

Zinc - India Business

	Q2			Q1	H1
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Mined metal content	222	190	16%	238	459	377	22%
Refined Zinc – Total	196	163	21%	174	370	324	14%
Refined Zinc – Integrated	195	153	28%	173	368	310	19%
Refined Zinc – Custom	1	10	(84%)	1	2	14	(83%)
Refined Lead - Total [1]	32	27	17%	33	64	58	11%
Refined Lead – Integrated	31	24	29%	29	60	53	13%
Refined Lead – Custom	1	3	(64%)	3	4	5	(13%)
Saleable Silver - Total (in tonnes) [2]	90	84	7%	96	186	157	18%
Saleable Silver - Integrated (in tonnes)	83	73	14%	77	160	144	12%
Saleable Silver - Custom (in tonnes)	6	11	(44%)	19	26	14	85%

Financials (In Rs. crore, except as stated)
Revenue	3,460	2,746	26%	2,874	6,334	5,387	18%
EBITDA	1,844	1,408	31%	1,440	3,284	2,757	19%
Zinc CoP without Royalty (Rs./MT)	50,522	46,757	8%	46,765	48,615	46,263	5%
Zinc CoP without Royalty ($/MT)	816	844	-3%	836	822	845	-3%
Zinc CoP with Royalty ($/MT)	975	999	-2%	995	981	1,005	-2%
Zinc LME Price ($/MT)	1,859	1,885	-1%	1,840	1,850	1,906	-3%
Lead LME Price ($/MT)	2,102	1,975	6%	2,049	2,076	1,974	5%
Silver LBMA Price ($/oz)	21	30	-28%	23	22	30	-25%

1.	Includes captive consumption of 3,344 tonnes in H1 FY 2014 vs 3,076 tonnes in H1 FY 2013, and 1,700 tonnes in Q2 FY 2014 vs 1,435 tonnes in Q2 FY 2013
2.	Excludes captive consumption of 18 tonnes in H1 FY 2014 vs 16 tonnes in H1 FY 2013, and 9 tonnes in Q2 FY 2014 vs 8 tonnes in Q2 FY 2013.

Mined metal production was higher by 16% in Q2 and 22% in H1, as compared with the corresponding prior periods respectively, due to higher production at Rampura Agucha and restarting of Zawar mines.

Integrated refined zinc production increased by 28% in Q2 and 19% in H1, due to improved operational efficiencies. Production of integrated refined lead was higher by 29% in Q2 and 13% in H1, on account of improved utilization of smelter capacity. Integrated saleable silver production was up 14% in Q2 and 12% in H1.

We expect to deliver approximately 950 kt of mined metal production during the year. The momentum in integrated zinc lead production in H1 is expected to continue in H2. Integrated saleable silver production is expected to be ~335 MT in FY 2014.

EBITDA increased by 31% in Q2, and by 19% in H1 from a year ago. The increase was primarily driven by higher volumes and rupee depreciation, partially offset by lower silver prices.

Zinc CoP before royalty during the quarter was 8% higher on account of currency depreciation and lower by-product credits, partly offset by higher production volume and operational efficiencies.

Results for the Second Quarter Ended 30 September 2013

Zinc - International Business

	Q2			Q1	H1
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Refined Zinc – Skorpion	35	37	-5%	34	69	73	-5%
Mined metal content- BMM and Lisheen	71	77	-7%	56	127	147	-14%
Total	106	114	-6%	90	196	220	-11%
Financials (In Rs. crore, except as stated)
Revenue	1,147	1,125	2%	938	2,085	2,136	-2%
EBITDA	393	392	0%	298	691	730	-5%
CoP – ($/MT)	1,059	1,033	3%	1,162	1,122	1,090	3%
Zinc LME Price ($/MT)	1,859	1,885	-1%	1,840	1,850	1,906	-3%
Lead LME Price ($/MT)	2,102	1,975	6%	2,049	2,076	1,974	5%

Total production of refined zinc and mined zinc-lead metal in concentrate (MIC) increased in Q2 as compared with Q1, as the operations stabilised after the disruptions at Lisheen and BMM in Q1. In line with earlier guidance, we expect to produce around 390 kt of refined zinc and mined zinc-lead metal in concentrate in FY2014.

EBITDA for Q2 was in line with the corresponding prior period. The increase in EBITDA in Q2 on account of currency depreciation was offset by lower volume and marginally lower zinc prices. During H1, EBITDA was lower due to lower volumes in Lisheen and BMM in Q1.

Cost of production was marginally higher in Q2 and H1 compared with corresponding prior periods, due to lower volumes.

Results for the Second Quarter Ended 30 September 2013

Oil & Gas Business

Particulars	Q2 FY2014 (Proforma)	Q2 FY2013 (Proforma)	Q1 FY2014 (Proforma)	H1 FY2014 (Proforma)	Q2 & H1 FY2014 (Actual)*
Production (in boepd, or as stated)
Average Daily Gross Operated Production	2,13,299	207,245	2,12,442	2,12,873	2,13,299
Rajasthan	1,75,478	171,801	1,73,517	1,74,503	1,75,478
Ravva	29,151	28,614	28,253	28,704	29,151
Cambay	8,671	6,830	10,672	9,666	8,671
Average Daily Working Interest Production	1,32,862	129,431	1,32,087	1,32,477	1,32,862
Rajasthan	1,22,835	120,261	1,21,462	1,22,152	1,22,835
Ravva	6,559	6,438	6,357	6,458	6,559
Cambay	3,468	2,732	4,269	3,866	3,468
Total Oil and Gas (million boe)
Oil & Gas- Gross	19.62	19.07	19.33	38.96	7.60
Oil & Gas-Working Interest	12.22	11.91	12.02	24.24	4.77
Financials (In Rs. crore, except as stated)
Revenue	4,650	4,443	4,063	8,713	1,855
EBITDA	3,619	3,311	3,029	6,668	1,411
Average Price Realisation - Oil & Gas ($/boe)	95.3	96.7	93.3	94.3	—
Brent Price ($/bbl)	110	110	102	106	113

Note:

•	Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%.
•	The average daily gross operated and working interest production numbers in the Q2 & H1 FY2014 actual column of the table above are for the complete quarter.
•

The total oil and gas production (in million boe) and Financials (in Rs. crore) in the Q2 &H1 FY2014 actual column of the table above are for the period from 26 August 2013, where as the proforma numbers are from April 2013.

In Q2, average gross operated production and working interest production were 213,299 barrels of oil equivalent per day (boepd) and 132,862 boepd, respectively, 3% higher than the corresponding prior period.

The gross production at the Rajasthan block was 2% higher at 175,478 boepd. Production at Cambay was 27% higher in Q2 due to new infill wells and one work over well that had been put into production in Q1. Production at Ravva was 2% higher in Q2.

Revenue for the quarter was INR 4,650 crore on proforma basis, post profit sharing with the GoI in all the producing blocks and the royalty expense in the Rajasthan block, up 14% QoQ on account of better price realisation and rupee depreciation. EBITDA on proforma basis for the quarter was INR 3,619 crore, higher than previous quarter mainly due to lower exploration charge.

Development

With the current production ramp up, Cairn India remains on track for its FY 2013-14 exit gross production target of over 225,000 boepd from all producing assets including over 200,000 boepd from the Rajasthan block.

Results for the Second Quarter Ended 30 September 2013

During the quarter Cairn India made significant progress in terms of its three key drivers for production enhancement, viz Well Construction, Facility uptime & cost efficiency and Government/JV approvals. With the focus on cost optimisation and enhanced operational efficiencies, Cairn India maintained its field direct operating cost within US$ 3/boe for the quarter.

In the Rajasthan block, Cairn India received the partner approval for the Mangala polymer Enhanced Oil Recovery (EOR) project, for which the contracting is in advanced stages and full field implementation is expected to commence in FY15. Further, we continue to focus on the low permeability reservoirs within the Barmer Hill formation through use of advanced technology in order to monetize the significant resources.

Further on the regulatory front, the government issued a policy on the Integrated Development Plan. The prime objective of the policy is to reduce the time consumed from discovery to production.

Exploration

Cairn India is actively pursuing exploration and appraisal (E&A) activities in all its assets.

Cairn India has drilled 6 E&A wells in the RJ block in H1 FY14. Out of these, 4 wells found hydrocarbons. A Declaration of potential commerciality has been submitted for one of the discoveries. In Rajasthan, Cairn India plans to drill several high impact exploration wells to drill out 50% of the 530 million barrels of gross recoverable risked prospective resources by end FY 2013-14.

The appraisal drilling in the Krishna Godavari (KG-ONN- 2003/1) block witnessed three-fold productivity increase post successful drilling and fraccing, significantly improving the commerciality of the Nagayalanka discovery. The Declaration of commerciality is expected to be submitted in this financial year. Cairn India also plans to drill an exploration well in the Ravva block within this financial year, besides further exploration activities in other blocks in the India and International portfolios.

Results for the Second Quarter Ended 30 September 2013

Iron Ore Business

	Q2			Q1	H1
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
IRON ORE [3] (in million dry metric tonnes, or as stated)
Sales	—	0.2	—	—	—	3.1	—
Goa	—	0.2	—	—	—	3.0	—
Karnataka[4]	—	0.0	—	—	—	0.1	—
Production of Saleable Ore	—	0.4	—	—	—	3.7	—
Goa	—	0.4	—	—	—	3.7	—
Karnataka	—	-0.0	—	—	—	0.0	—
Production (‘000 tonnes)
Pig Iron	129	82	57%	110	238	121	97%
Financials (In Rs. crore, except as stated)
Revenue	459	289	59%	363	822	2,014	-59%
EBITDA	-78	-10	—	-47	-125	642	—
Average Net Sales Realization ($/t)	—	60	—	31	—	70	—

During Q2, iron ore operations at Goa and Karnataka continued to be suspended. Following the lifting of restriction on mining at Karnataka by the Supreme Court, we are now awaiting final statutory clearances to restart mining. We expect to resume mining at Karnataka soon. Regarding the suspension of mining in Goa, the hearings have now commenced at the Supreme Court.

During the quarter, production of pig iron was 57% higher as compared with the corresponding prior period, on account of the commissioning of new capacities in Q2 FY2013.

At Liberia, we have established by extensive drilling, contours of large iron ore deposits with further upside. We are reviewing the different phased options, including the first phase of 2 mt.

Results for the Second Quarter Ended 30 September 2013

Copper – India / Australia Business

	Q2			Q1	H1
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Copper - Mined metal content	6	6	-4%	6	12	13	-8%
Copper - Cathodes	82	87	-5%	16	98	175	-44%
Tuticorin power sales (million units)	158	—		137	295	—
Financials (In Rs. crore, except as stated)
Revenue	4,812	5,417	-11%	2,465	7,277	10,718	-32%
EBITDA	421	342	23%	7	428	608	-30%
Net CoP – cathode (US¢/lb)	8.6	7.1	20%	95.8	13.8	6.3	120%
Tc/Rc (US¢/lb)	14.7	11.3	30%	13.9	14.6	11.8	23%
Copper LME Price ($/MT)	7,073	7,706	-8%	7,148	7,110	7,785	-9%

Following a temporary closure in Q1, the smelter had restarted in end June and is now operating at normalized capacity. The copper anode production in Q2 was 90,000 tonnes, in line with the rated capacity. Copper cathode production was 82,000 tonnes in Q2 and 98,000 tonnes in H1.

Mined metal production at Australia was 6,000 tonnes in Q2.

EBITDA for Q2 was higher by 23% on account of higher Tc/Rc, contribution from power plant and INR depreciation, partially offset by lower by-product credits.

Results for the Second Quarter Ended 30 September 2013

Aluminium Business

	Q2			Q1	H1
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Alumina – Lanjigarh	116	205	-43%	—	116	423	-73%
Aluminium – Jharsuguda	137	134	2%	134	271	259	5%
Aluminium – BALCO	63	63	1%	61	124	123	1%
Aluminium – Total	200	197	2%	195	395	382	3%
Financials (In Rs. crore, except as stated)
Revenue	2,799	2,559	9%	2,363	5,162	4,846	7%
EBITDA	469	320	47%	284	753	641	17%
Alumina CoP – Lanjigarh (Rs./MT)	20,471	18,986	8%	—	20,471	18,605	10%
Alumina CoP – Lanjigarh ($/MT)	329	344	-4%	—	329	340	-3%
Aluminium CoP -(Rs./MT)	102,906	105,226	-2%	98,328	100,636	102,538	-2%
Aluminium CoP -($/MT)	1,651	1,902	-13%	1,758	1,702	1,873	-9%
Aluminium CoP - Jharsuguda (Rs/MT)	99,734	1,05,300	-5%	93,734	96,760	1,02,600	-6%
Aluminium CoP - Jharsuguda ($/MT)	1,602	1,902	-16%	1,676	1,637	1,874	-13%
Aluminum CoP - Balco (Rs/MT)	1,09,768	1,05,071	4%	1,08,233	1,09,006	1,02,408	6%
Aluminium CoP - Balco ($/MT)	1,755	1,902	-8%	1,934	1,844	1,871	-1%
Aluminum LME Price ($/MT)	1,781	1,918	-7%	1,835	1,807	1,947	-7%

*	VAL number for the quarter and half year are on a 100% consolidation basis.

The Lanjigarh alumina refinery recommenced operations in July and produced 116,000 tonnes in Q2. During Q2, the refinery supplied 17% of the alumina consumed by our smelters as compared with 100% import of alumina feed by the smelters in Q1. We expect the refinery to ramp-up to its rated capacity in Q3 FY2014.

In Q2, the Jharsuguda-I and Korba-II smelters continued to operate above their rated capacities. Around 60% of the total production was converted into value added products in Q2, in line with the corresponding prior period.

Alumina COP for the quarter at Lanjigarh was Rs. 20,471 per tonne (USD 329 per tonne).

We continue to improve our cost performance and maintain our position is second quartile of global cost curve, despite purchased alumina and bauxite. At Jharsuguda, aluminium COP was lower due to improved coal sourcing mix and operational efficiencies partially offset by higher alumina cost. At Balco, aluminium COP was higher on account of higher alumina cost and further tapering of coal linkage, partially offset by lower specific power consumption and other operational efficiencies.

EBITDA during the quarter was 47% higher on account of INR depreciation and lower aluminium CoP, partially offset by lower metal prices.

We continue to evaluate the potential start-up date of the 1.25 million tonnes smelter at Jharsuguda. We are currently working on completing the project.

We expect to tap first metal at the 325 ktpa BALCO-III Aluminium smelter in Q3 FY2014. The first unit of the 1200 MW Power plant at BALCO is expected to be synchronized in Q4 FY2014. On receipt of remaining regulatory clearances, we expect to commence mining at our BALCO coal block in Q1 FY2015.

Results for the Second Quarter Ended 30 September 2013

Power Business

	Q2			Q1	H1
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in million units)
Total Power Sales	1,910	2,695	-29%	3,177	5,087	5,364	-5%
2400 MW Jharsuguda power plant[1]	1,494	1,940	-23%	2,604	4,098	3,879	6%
270 MW BALCO power plant	44	346	-87%	187	231	684	-66%
274 MW HZL Wind power plants	151	188	-20%	162	313	370	-15%
100MW MALCO power plant	221	221	0%	224	445	431	3%

Financials (in Rs. crore except as stated)
Revenue	793	1,017	-22%	1,273	2,066	2,006	3%
EBITDA	286	333	-14%	441	727	694	5%
Average Cost of Generation(Rs./unit)	2.35	2.37	-1%	2.26	2.30	2.28	1%
Net Average Realization (Rs./unit)	3.77	3.63	4%	3.63	3.69	3.62	2%
Jharsuguda Cost of Generation (Rs./unit)	2.32	2.31	—	2.21	2.25	2.23	1%
Jharsuguda Net Realization (Rs./unit)	3.47	3.42	1%	3.45	3.46	3.47	—

1.	Includes production under trial run of Nil units in H1 FY2014 vs. 339 million units in H1 FY2013 and Nil units in Q2 FY2014 vs. 138 million units in Q2 FY2013.

Power sales were lower in Q2 and H1, primarily due to lower demand. Jharsuguda power plant operated in Q2 at a PLF of 31% for all four units as compared with 41% during the corresponding prior period.

EBITDA for Q2 was lower due to lower volumes at Jharsuguda 2400 MW power plant and BALCO 270 MW power plant.

Work at the Talwandi Sabo power project is progressing well and the first unit is expected to be synchronized in Q3 FY2014.

Results for the Second Quarter Ended 30 September 2013

Cash and Debt

Amount in Rs. crore	31 March 2013 (proforma)			30 September 2013 (Actual)
Company	Debt	Cash & LI	Net Debt	Debt	Cash & LI	NetDebt
Sesa Sterlite Standalone	37,148	2,687	34,461	41,450	3,687	37,763
Cairn acquisition SPV	27,782	54	27,727	31,977	95	31,882
Talwandi Sabo	3,840	5	3,834	4,536	13	4,523
Zinc International	—	1,071	(1071)	—	1,180	(1,180)
Zinc India	—	21,370	(21,370)	—	22,772	(22,772)
Cairn India	—	16,823	(16,823)	—	20,196	(20,196)
Balco	4,297	0	4297	5,019	86	4,933
Others*	620	54	566	1,081	111	970
Sesa Sterlite Consolidated	73,687	42,065	31,622	84,063	48,140	35,923

Debt Maturity Profile of Long term Loans (Rs. crore)	H2 FY14	FY15	FY16	FY17	FY18	FY19 & Later	Total
Sesa Sterlite Standalone	782	6,187	2,330	2,596	4,023	9,634	25,552
Sesa Sterlite Subsidiaries	1,223	3,570	2,448	2,851	2,302	3,801	16,195
Total	2,005	9,757	4,778	5,447	6,325	13,435	41,747

Maturity profile excludes working capital facilities of Rs 17,872 crore and inter-company debt from Vedanta Resources Plc of Rs 24,445 crore at Cairn acquisition SPV

Gross debt at Sesa Sterlite was Rs 84,063 crore as at 30 September 2013. It increased by around Rs. 7,500 crore on account of INR currency depreciation on US dollar loan and marginally due to increase in rupee debt mainly for project finance. This comprises long term loans of Rs. 66,192 crore and short term working capital loans of Rs. 17,871 crore. Out of total loan of Rs. 84,063 crore, Rs. 41,450 crore loan is in Sesa Sterlite standalone and balance Rs. 42,613 crore in other subsidiaries. Of the total loan, 31% is in INR terms and balance 69% is in US dollar terms. On a consolidated basis the debt equity ratio is healthy at 0.8.

The company has consolidated cash, cash equivalents and liquid investments of Rs. 48,140 crore, out of which Rs. 28,783 crore was invested in debt mutual funds, Rs. 4,657 crore in bonds, and Rs. 14,700 crore in bank deposits. The company continues to follow a conservative investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks.

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

Results for the Second Quarter Ended 30 September 2013

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sesa Sterlite Industries

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resource companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources Plc, a FTSE 100 company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.